Filed Pursuant to Rule 424(b)(3)
Registration No. 333-82904-16

SUPPLEMENT
To Prospectus Supplement dated July 29, 2002

$830,953,000 (Approximate)
AMORTIZING RESIDENTIAL COLLATERAL TRUST
Mortgage Pass-Through Certificates, Series 2002-BC5

Structured Asset Securities Corporation
Depositor

Aurora Loan Services Inc.
Master Servicer

On July 30, 2002, the Amortizing Residential Collateral Trust Mortgage Pass-Through Certificates, Series 2002-BC5 (the "Certificates") were issued in an original aggregate principal amount of approximately $830,953,000. Each Certificate represented an undivided interest in the Trust Fund created pursuant to a Trust Agreement dated as of July 1, 2002 by and among Structured Asset Securities Corporation, as Depositor, Aurora Loan Services Inc., as Master Servicer, The Murrayhill Company, as Credit Risk Manager, and Wells Fargo Bank Minnesota, National Association, as Trustee. This Supplement to the above-referenced Prospectus Supplement (the "Prospectus Supplement") supplements and updates certain of the information with respect to the mortgage loans. Capitalized terms not defined herein have the meanings ascribed to them in the Prospectus Supplement.

The information contained in the attached monthly report to Certificateholders is to be read as part of the Prospectus Supplement.

The date of this Supplement is December 17, 2003.

Amortizing Residential Collateral Mortgage Trust
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

24-Nov-2003   3:55:55PM

ARC Series 2002-BC5

Certificateholder Distribution Summary

Class	CUSIP	Certificate Class Description	Certificate Pass-Through Rate	Beginning Certificate Balance	Interest Distribution	Principal Distribution	Current Realized Loss	Ending Certificate Balance	Total Distribution	Cumulative Realized Losses
A	86358RZ42	SEN	1.44000 %	398,704,131.05	462,496.79	25,474,945.31	0.00	373,229,185.74	25,937,442.10	0.00
A-IO	86358RZ59	SEN	6.00000 %	0.00	877,767.05	0.00	0.00	0.00	877,767.05	0.00
M1	86358RZ67	SUB	1.81000 %	50,158,000.00	73,133.15	0.00	0.00	50,158,000.00	73,133.15	0.00
M2	86358RZ75	SUB	2.32000 %	37,619,000.00	70,305.73	0.00	0.00	37,619,000.00	70,305.73	0.00
M3	86358RZ83	SUB	3.12000 %	37,619,000.00	94,549.09	0.00	0.00	37,619,000.00	94,549.09	0.00
B	86358RZ91	SUB	3.37000 %	11,704,000.00	31,773.11	0.00	0.00	11,704,000.00	31,773.11	0.00
X	ARC02BC5X	SUB	0.00000 %	5,015,628.14	1,600,904.32	0.00	0.00	5,015,628.14	1,600,904.32	0.00
P		SEN	0.00000 %	0.00	626,617.12	0.00	0.00	0.00	626,617.12	0.00
R	ARC02B5R1	SEN	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Totals				540,819,759.19	3,837,546.36	25,474,945.31	0.00	515,344,813.88	29,312,491.67	0.00

All distributions required by the Pooling and Servicing Agreement have been calculated by the Certificate Administrator on behalf of the Trustee.

Amortizing Residential Collateral Mortgage Trust
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

24-Nov-2003   3:55:55PM

ARC Series 2002-BC5

Principal Distribution Statement

Class	Original Face Amount	Beginning Certificate Balance	Scheduled Principal Distribution	Unscheduled Principal Distribution	Accretion	Realized Loss (1)	Total Principal Reduction	Ending Certificate Balance	Ending Certificate Percentage	Total Principal Distribution
A	693,853,000.00	398,704,131.05	0.00	25,474,945.31	0.00	0.00	25,474,945.31	373,229,185.74	0.53790815	25,474,945.31
A-IO	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00000000	0.00
M1	50,158,000.00	50,158,000.00	0.00	0.00	0.00	0.00	0.00	50,158,000.00	1.00000000	0.00
M2	37,619,000.00	37,619,000.00	0.00	0.00	0.00	0.00	0.00	37,619,000.00	1.00000000	0.00
M3	37,619,000.00	37,619,000.00	0.00	0.00	0.00	0.00	0.00	37,619,000.00	1.00000000	0.00
B	11,704,000.00	11,704,000.00	0.00	0.00	0.00	0.00	0.00	11,704,000.00	1.00000000	0.00
X	5,015,628.14	5,015,628.14	0.00	0.00	0.00	0.00	0.00	5,015,628.14	1.00000000	0.00
P	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00000000	0.00
R	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00000000	0.00
Totals	835,968,628.14	540,819,759.19	0.00	25,474,945.31	0.00	0.00	25,474,945.31	515,344,813.88	0.61646430	25,474,945.31

(1) Amount Does Not Include Excess Special Hazard, Bankruptcy, or Fraud Losses Unless Otherwise Disclosed. Please Refer to the Prospectus Supplement for a Full Description.

24-Nov-2003   3:55:55PM

ARC Series 2002-BC5

Principal Distribution Factors Statement

Class (2)	Original Face Amount	Beginning Certificate Balance	Scheduled Principal Distribution	Unscheduled Principal Distribution	Accretion	Realized Loss (3)	Total Principal Reduction	Ending Certificate Balance	Ending Certificate Percentage	Total Principal Distribution
A	693,853,000.00	574.62334392	0.00000000	36.71519084	0.00000000	0.00000000	36.71519084	537.90815308	0.53790815	36.71519084
A-IO	0.00	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M1	50,158,000.00	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
M2	37,619,000.00	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
M3	37,619,000.00	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
B	11,704,000.00	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
X	5,015,628.14	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	1000.00000000	1.00000000	0.00000000
P	0.00	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R	0.00	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

(2) All Classes are per $1,000 denomination

(3) Amount Does Not Include Excess Special Hazard, Bankruptcy, or Fraud Losses Unless Otherwise Disclosed. Please Refer to the Prospectus Supplement for a Full Description.

24-Nov-2003   3:55:55PM

ARC Series 2002-BC5

Interest Distribution Statement

Class	Original Face Amount	Current Certificate Rate	Beginning Certificate/ Notional Balance	Current Accrued Interest	Payment of Unpaid Interest Shortfall	Current Interest Shortfall	Non-Supported Interest Shortfall	Realized Loss (4)	Total Interest Distribution	Remaining Unpaid Interest Shortfall	Ending Certificate/ Notional Balance
A	693,853,000.00	1.44000 %	398,704,131.05	462,496.79	0.00	0.00	0.00	0.00	462,496.79	0.00	373,229,185.74
A-IO	0.00	6.00000 %	175,553,411.00	877,767.05	0.00	0.00	0.01	0.00	877,767.05	0.00	175,553,411.00
M1	50,158,000.00	1.81000 %	50,158,000.00	73,133.15	0.00	0.00	0.00	0.00	73,133.15	0.00	50,158,000.00
M2	37,619,000.00	2.32000 %	37,619,000.00	70,305.73	0.00	0.00	0.00	0.00	70,305.73	0.00	37,619,000.00
M3	37,619,000.00	3.12000 %	37,619,000.00	94,549.09	0.00	0.00	0.00	0.00	94,549.09	0.00	37,619,000.00
B	11,704,000.00	3.37000 %	11,704,000.00	31,773.11	0.00	0.00	0.00	0.00	31,773.11	0.00	11,704,000.00
X	5,015,628.14	0.00000 %	5,015,628.14	0.00	0.00	0.00	0.00	0.00	1,600,904.32	0.00	5,015,628.14
P	0.00	0.00000 %	0.01	0.00	0.00	0.00	0.00	0.00	626,617.12	0.00	0.01
R	0.00	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Totals	835,968,628.14			1,610,024.92	0.00	0.00	0.01	0.00	3,837,546.36	0.00	

(4) Amount Does Not Include Excess Special Hazard, Bankruptcy, or Fraud Losses Unless Otherwise Disclosed. Please Refer to the Prospectus Supplement for a Full Description.

24-Nov-2003   3:55:55PM

ARC Series 2002-BC5

Interest Distribution Factors Statement

Class (5)	Original Face Amount	Current Certificate Rate	Beginning Certificate/ Notional Balance	Current Accrued Interest	Payment of Unpaid Interest Shortfall	Current Interest Shortfall	Non-Supported Interest Shortfall	Realized Loss (6)	Total Interest Distribution	Remaining Unpaid Interest Shortfall	Ending Certificate/ Notional Balance
A	693,853,000.00	1.44000 %	574.62334392	0.66656308	0.00000000	0.00000000	0.00000000	0.00000000	0.66656308	0.00000000	537.90815308
A-IO	0.00	6.00000 %	636.36363373	3.18181815	0.00000000	0.00000000	0.00000004	0.00000000	3.18181815	0.00000000	636.36363373
M1	50,158,000.00	1.81000 %	1000.00000000	1.45805554	0.00000000	0.00000000	0.00000000	0.00000000	1.45805554	0.00000000	1000.00000000
M2	37,619,000.00	2.32000 %	1000.00000000	1.86888886	0.00000000	0.00000000	0.00000000	0.00000000	1.86888886	0.00000000	1000.00000000
M3	37,619,000.00	3.12000 %	1000.00000000	2.51333342	0.00000000	0.00000000	0.00000000	0.00000000	2.51333342	0.00000000	1000.00000000
B	11,704,000.00	3.37000 %	1000.00000000	2.71472232	0.00000000	0.00000000	0.00000000	0.00000000	2.71472232	0.00000000	1000.00000000
X	5,015,628.14	0.00000 %	1000.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	319.18321600	0.00000000	1000.00000000
P	0.00	0.00000 %	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R	0.00	0.00000 %	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

(5) All Classes are per $1,000 denomination.

(6) Amount Does Not Include Excess Special Hazard, Bankruptcy, or Fraud Losses Unless Otherwise Disclosed. Please Refer to the Prospectus Supplement for a Full Description.

Amortizing Residential Collateral Mortgage Trust
Mortgage Pass-Through Certificates
Record Date: 31-Oct-2003
Distribution Date: 25-Nov-2003

24-Nov-2003   3:55:55PM

ARC Series 2002-BC5

Certificateholder Account Statement

CERTIFICATE ACCOUNT	
Beginning Balance	0.00
Deposits	
Payments of Interest and Principal	29,362,488.96
Liquidations, Insurance Proceeds, Reserve Funds	0.00
Proceeds from Repurchased Loans	0.00
Other Amounts (Servicer Advances)	0.00
Realized Loss (Gains, Subsequent Expenses & Recoveries)	(440,453.97)
Prepayment Penalties	626,617.12
Total Deposits	29,548,652.11
Withdrawals	
Reimbursement for Servicer Advances	0.00
Payment of Service Fee	236,160.44
Payment of Interest and Principal	29,312,491.67
Total Withdrawals (Pool Distribution Amount)	29,548,652.11
Ending Balance	0.00

PREPAYMENT/CURTAILMENT INTEREST SHORTFALL	
Total Prepayment/Curtailment Interest Shortfall	0.00
Servicing Fee Support	0.00
Non-Supported Prepayment/Curtailment Interest	0.00

SERVICING FEES	
Gross Servicing Fee	227,146.76
Credit Risk Manager's Fee	6,760.25
Trustee Fee	2,253.43
Supported Prepayment/Curtailment Interest Shortfall	0.00
Net Servicing Fee	236,160.44

OTHER ACCOUNTS				
Account Type	Beginning Balance	Current Withdrawals	Current Deposits	Ending Balance
Reserve Fund	1,000.00	0.00	0.00	1,000.00

24-Nov-2003 3:55:55PM

ARC Series 2002-BC5

Loan Status Stratification/Credit Enhancement Statement

DELINQUENT			BANKRUPTCY			FORECLOSURE			REO			TOTAL		
	No. of Loans	Principal Balance		No. of Loans	Principal Balance		No. of Loans	Principal Balance		No. of Loans	Principal Balance		No. of Loans	Principal Balance
			0-29 Days	31	3,634,085.89	0-29 Days	0	0.00	0-29 Days	0	0.00	0-29 Days	31	3,634,085.89
30 Days	116	14,911,073.40	30 Days	6	422,361.61	30 Days	0	0.00	30 Days	0	0.00	30 Days	122	15,333,435.01
60 Days	24	3,304,583.79	60 Days	4	339,722.30	60 Days	31	3,797,229.38	60 Days	0	0.00	60 Days	59	7,441,535.47
90 Days	9	978,483.34	90 Days	5	484,565.09	90 Days	23	3,177,744.75	90 Days	0	0.00	90 Days	37	4,640,793.18
120 Days	6	784,104.56	120 Days	13	1,179,574.05	120 Days	18	2,328,686.36	120 Days	2	115,673.79	120 Days	39	4,408,038.76
150 Days	1	47,371.79	150 Days	9	773,687.41	150 Days	16	2,764,212.70	150 Days	3	514,593.54	150 Days	29	4,099,865.44
180+ Days	12	1,845,573.29	180+ Days	36	3,730,836.47	180+ Days	70	10,446,593.50	180+ Days	61	7,278,635.10	180+ Days	179	23,301,638.36
	168	**21,871,190.17**		**104**	**10,564,832.82**		**158**	**22,514,466.69**		**66**	**7,908,902.43**		**496**	**62,859,392.11**
	No. of Loans	**Principal Balance**		**No. of Loans**	**Principal Balance**		**No. of Loans**	**Principal Balance**		**No. of Loans**	**Principal Balance**		**No. of Loans**	**Principal Balance**
			0-29 Days	0.889782 %	0.704387 %	0-29 Days	0.000000 %	0.000000 %	0-29 Days	0.000000 %	0.000000 %	0-29 Days	0.889782 %	0.704387 %
30 Days	3.329506 %	2.890180 %	30 Days	0.172216 %	0.081865 %	30 Days	0.000000 %	0.000000 %	30 Days	0.000000 %	0.000000 %	30 Days	3.501722 %	2.972046 %
60 Days	0.688863 %	0.640520 %	60 Days	0.114811 %	0.065848 %	60 Days	0.889782 %	0.736009 %	60 Days	0.000000 %	0.000000 %	60 Days	1.693456 %	1.442376 %
90 Days	0.258324 %	0.189657 %	90 Days	0.143513 %	0.093922 %	90 Days	0.660161 %	0.615935 %	90 Days	0.000000 %	0.000000 %	90 Days	1.061998 %	0.899515 %
120 Days	0.172216 %	0.151981 %	120 Days	0.373134 %	0.228634 %	120 Days	0.516648 %	0.451364 %	120 Days	0.057405 %	0.022421 %	120 Days	1.119403 %	0.854400 %
150 Days	0.028703 %	0.009182 %	150 Days	0.258324 %	0.149962 %	150 Days	0.459242 %	0.535781 %	150 Days	0.086108 %	0.099743 %	150 Days	0.832377 %	0.794668 %
180+ Days	0.344432 %	0.357723 %	180+ Days	1.033295 %	0.723140 %	180+ Days	2.009185 %	2.024840 %	180+ Days	1.750861 %	1.410802 %	180+ Days	5.137773 %	4.516505 %
	4.822044 %	**4.239244 %**		**2.985075 %**	**2.047758 %**		**4.535017 %**	**4.363929 %**		**1.894374 %**	**1.532965 %**		**14.236510 %**	**12.183896 %**

Current Period Class A Insufficient Funds	0.00	Principal Balance of Contaminated Properties	0.00	Periodic Advance	0.00

24-Nov-2003   3:55:55PM

ARC Series 2002-BC5

COLLATERAL STATEMENT	
Collateral Description	Fixed Mixed & ARM & Balloon
Weighted Average Gross Coupon	8.650406%
Weighted Average Net Coupon	8.146401%
Weighted Average Pass-Through Rate	8.141401%
Weighted Average Maturity (Stepdown Calculation)	337
Beginning Scheduled Collateral Loan Count	3,651
Number of Loans Paid in Full	167
Ending Scheduled Collateral Loan Count	3,484
Beginning Scheduled Collateral Balance	540,819,759.19
Ending Scheduled Collateral Balance	515,344,813.88
Ending Actual Collateral Balance at 31-Oct-2003	515,921,915.93
Monthly P&I Constant	4,313,651.56
Special Servicing Fee	0.00
Prepayment Penalties	626,617.12
Realized Loss Amount	440,453.97
Cumulative Realized Loss	1,611,001.80
Ending Scheduled Balance for Premium Loans	515,344,813.88
Scheduled Principal	415,059.47
Unscheduled Principal	25,059,885.84
Required Overcollateralized Amount	0.00
Overcollateralized Increase Amount	0.00
Overcollateralized Reduction Amount	0.00
Specified O/C Amount	5,015,628.14
Overcollateralized Amount	5,015,628.14
Overcollateralized Deficiency Amount	0.00
Base Overcollateralization Amount	0.00
Extra Principal Distribution Amount	439,690.18
Excess Cash Amount	1,611,952.77

24-Nov-2003   3:55:55PM   **ARC Series 2002-BC5**